Inspired Futures AI, LLC
Statements of Changes in Members' Deficit
From January 1, 2019 to December 31, 2020
(Unaudited)

| | Membership Interest Units | | Members' | Accumulated | Total Members' |
	Unit	Amount	Capital	Deficit	Deficit
Balance, January 1, 2019	1,137,684	$ -	$ 75,000	$ (58,875)	$ 16,125
Members' contribution	-	-	325,000	-	325,000
Net loss				(202,550)	$ (202,550)
Balance, December 31, 2019	1,137,684	$ -	$ 400,000	$ (261,425)	$ 138,575
Convertible Debt conversion	28,570	-	52,261	-	-
Net loss				(231,282)	(231,282)
Balance, December 31, 2020	1,166,254	$ -	$ 452,261	$ (492,707)	$ (92,707)